UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No.7)

ArcelorMittal

(Name of Issuer)

Common Shares

(Title of Class of Securities)

03938L104

(CUSIP Number)

Gamal M. Abouali
Cleary Gottlieb Steen & Hamilton LLP
12, rue de Tilsitt
75008 Paris
France
+33.1.40.74.68.00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC Trustee (C.I.) Limited, as trustee of the Platinum Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 669,575,359*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 669,575,359
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,575,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%
14	TYPE OF REPORTING PERSON CO
*
These figures reflect beneficial ownership of ArcelorMittal Shares (as defined below) following the expected acquisition by Lumen Investments S.à r.l. from ArcelorMittal of $300 million in principal amount of the 6.00% Mandatorily Convertible Subordinated Notes due 2016 (such notes, the “Convertible Notes”, and the Convertible Notes expected to be acquired by Lumen Investments S.à r.l., the “Acquired Convertible Notes”) expected to be issued on or about January 16, 2013 and of 17,910,448 ArcelorMittal Shares expected to be delivered on or about January 14, 2013. The Acquired Convertible Notes may, when issued by ArcelorMittal, be convertible by their terms into ArcelorMittal Shares at different conversion prices, as more fully described in Item 6. For purposes of computing the number and the percentage of ArcelorMittal Shares beneficially owned by the Reporting Persons, the Reporting Persons have computed the number of ArcelorMittal Shares into which the Convertible Notes could be converted on the basis of the conversion price applicable to the conversion of the Acquired Convertible Notes on the issue date at the option of the holder, i.e. $20.94 per ArcelorMittal Share. Given that the conversion of the Convertible Notes at the option of the holder is not expected to occur in any material respect in the near-term, these figures reflect the assumption that no ArcelorMittal Shares are lent by Lumen pursuant to the Share Lending Agreement (as defined in Item 6 below).

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakshmi N. Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 719,466
	8	SHARED VOTING POWER 669,575,359
	9	SOLE DISPOSITIVE POWER 719,266
	10	SHARED DISPOSITIVE POWER 669,575,359
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,294,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Usha Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,000
	8	SHARED VOTING POWER 669,575,359
	9	SOLE DISPOSITIVE POWER 45,000
	10	SHARED DISPOSITIVE POWER 669,575,359
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,620,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grandel Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 669,575,359
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 669,575,359
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 669,575,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.1%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumen Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 557,237,096
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 557,237,096
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 557,237,096
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nuavam Investments S. à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,338,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,338,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,338,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON HC

This Amendment No. 7 (the “Seventh Amendment”) to Schedule 13D amends and restates Amendment No. 6 to Schedule 13D, filed June 21, 2010 (the “Sixth Amendment”), Amendment No. 5 to Schedule 13D, filed April 12, 2010, Amendment No. 4 to Schedule 13D, filed May 8, 2009, Amendment No. 3 to Schedule 13D, filed April 3, 2009, Amendment No. 2 to Schedule 13D, filed November 20, 2007, Amendment No. 1 to Schedule 13D, filed August 30, 2006, as well as the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the “Statement”), with the Securities and Exchange Commission (the “Commission”), by the Reporting Persons (as defined below), relating to the Common Shares, without nominal value, of ArcelorMittal (“ArcelorMittal Shares”), a company organized under the laws of The Grand Duchy of Luxembourg (“ArcelorMittal” or the “Company”) and the successor entity by merger to Mittal Steel Company N.V., a company organized under the laws of the Netherlands (“Mittal Steel”). The principal executive offices of ArcelorMittal are located at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg. Unless otherwise indicated, capitalized terms used but not defined in this Seventh Amendment have the meanings ascribed to such terms in the Statement.

 Item 2. Identity and Background.

            The response set forth in Item 2 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

 This Statement is being jointly filed by Mr. Lakshmi N. Mittal (“Mr. Mittal”), Mrs. Usha Mittal (“Mrs. Mittal”), HSBC Trustee (C.I.) Limited, a company organized under the laws of Jersey (Channel Islands) in its capacity as a trustee of the Platinum Trust (as defined below) (the “Trustee”), Grandel Limited, a company organized under the laws of Gibraltar (“Grandel”), Lumen Investments S.à r.l., a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“Lumen”) and Nuavam Investments S. à r.l., a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“Nuavam”, and, together with Mr. Mittal, Mrs. Mittal, the Trustee, Grandel and Lumen, the “Reporting Persons”, and each, a “Reporting Person”).

 Trustee

The Trustee is a company organized under the laws of Jersey (Channel Islands). The address of the Trustee is P.O. Box 88, 1 Grenville Street, St Helier, Jersey, JE4, 9PF, Channel Islands. The Trustee is in the business of providing trust administration services. The Trustee, as trustee of the Platinum Settlement  (the “Platinum Trust”), a trust administered by the Trustee pursuant to a trust deed dated June 18, 2010 (the “Platinum Trust Deed”), and solely in this capacity, holds 70% of the voting shares of Grandel.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of the Trustee and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than the Trustee, as the case may be, for which such information is set forth.

Mr. Mittal

Mr. Mittal is a citizen of the Republic of India. His principal business address is c/o ArcelorMittal Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mr. Mittal’s principal occupation is CEO and Chairman of the Board of Directors of ArcelorMittal.

 Mrs. Mittal

Mrs. Mittal is a citizen of the Republic of India. Her principal business address is c/o ArcelorMittal Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mrs. Mittal is the wife of Mr. Mittal.

Grandel

Grandel is a company organized under the laws of Gibraltar.  As explained in Item 6 below, Mr. Mittal, Mrs. Mittal and the Trustee, as trustee of the Platinum Trust, share beneficial ownership (within the meaning of Rule 13d-3 under the Act) of a controlling interest in Grandel as a result of the Trustee’s ownership of 70% of the Grandel Class A voting shares held by the Platinum Trust and pursuant to the terms of the Platinum Trust Deed.  (HSBC Trustee (C.I.) Limited, as trustee of the Silver Settlement (the “Silver Trust”) pursuant to a trust deed dated June 18, 2010, and solely in that capacity, owns the other 30% of the Class A voting shares of Grandel.)  The address of the principal office of Grandel is 57/63 Line Wall Road, Gibraltar. Grandel’s primary business is to act as a holding company. Grandel indirectly owns 100% of the share capital of Lumen and Nuavam.

Set forth on Schedule B to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of Grandel and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Grandel, as the case may be, for which such information is set forth.

Lumen

Lumen is a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg. Lumen is an indirect wholly owned subsidiary of Grandel. The address of the principal office of Lumen is 65, Boulevard Grand-Duchesse Charlotte, L-1331 Luxembourg. Lumen is a holding company whose primary business is holding shares of ArcelorMittal.

Set forth on Schedule C to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of Lumen and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Lumen, as the case may be, for which such information is set forth.

Nuavam

Nuavam is a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg. Nuavam is an indirect wholly owned subsidiary of Grandel. The address of the principal office of Nuavam is 65, Boulevard Grand-Duchesse Charlotte, L-1331 Luxembourg. Nuavam is a holding company whose primary business is holding shares of ArcelorMittal. It owns the ArcelorMittal Shares acquired from Ispat International Investments, S.L., a company organized under the laws of Spain (“International”) in a transaction described below that occurred on August 5, 2011.

Set forth on Schedule D to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of Nuavam and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Nuavam, as the case may be, for which such information is set forth.

International was a direct wholly owned subsidiary of Nuavam. The address of the principal office of International was Calle Emilio Castelar 4-3, Oficina 307, 35007, Las Palmas de Gran Canaria, Spain. International appeared as a reporting person on the Sixth Amendment by virtue of its ownership of 112,338,263 ArcelorMittal Shares at the time of the filing of the Sixth Amendment. On August 5, 2011, International sold all of its 112,338,263 ArcelorMittal Shares to Nuavam at a purchase price corresponding to €17.825 per ArcelorMittal Share. International was subsequently absorbed by way of merger without liquidation into Nuavam, and thus does not appear as a Reporting Person on this Seventh Amendment.

Item 3. Source and Amount of Funds or other Consideration.

The response set forth in Item 3 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

The acquisition of the Acquired Convertible Notes and 17,910,448 ArcelorMittal Shares by Lumen, for an aggregate purchase price of $600 million, is being financed from cash on hand.

On August 5, 2011, International sold all of its 112,338,263 ArcelorMittal Shares to Nuavam at a purchase price corresponding to €17.825 per ArcelorMittal Share. The purchase price was paid with a receivable payable by Nuavam to International.

On March 29, 2012, Mr. Mittal exercised options to purchase 80,000 ArcelorMittal Shares, at an exercise price of $2.15 per share. In addition, on January 10, 2011, Mr. Mittal acquired 200 ArcelorMittal Shares pursuant to the Company’s Employee Stock Purchase Plan at a purchase price of £18.735 per share. Personal funds were used to pay the exercise and/or purchase price for such shares, which were acquired from the Company.

Other than as set forth above, to the knowledge of the Reporting Persons, no new ArcelorMittal Shares have been acquired by, and no options have been exercised by or granted to, any of the persons named in Item 2 since the filing of the Sixth Amendment by the Reporting Persons.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

On January 9, 2013, ArcelorMittal conducted an underwritten offering of 6.00% Mandatorily Convertible Subordinated Notes due 2016 in an aggregate principal amount of $2.25 billion and 104,477,612 ArcelorMittal Shares for an aggregate offering price of $1.75 billion (such share offering, the “Share Offering”). On that date, Lumen agreed to acquire the Acquired Convertible Notes and 17,910,448 ArcelorMittal Shares pursuant to such offering. The offering of the Convertible Notes is expected to close on or about January 16, 2013 and that of the ArcelorMittal Shares on January 14, 2013, in each case subject to the satisfaction of the closing conditions set forth in the relevant underwriting agreement.

The description of the Convertible Notes set forth in Item 6 of this Seventh Amendment is incorporated by reference herein.

The description of the Platinum Trust Deed set forth in Item 6 of this Seventh Amendment below is incorporated herein by reference.

The description of the Memorandum of Understanding (the “MOU”) set forth in Item 6 of this Seventh Amendment below is incorporated herein by reference.

Each of the Reporting Persons beneficially owning ArcelorMittal Shares intends to review its investment in ArcelorMittal on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, subject to the limitations imposed on such party by the MOU, as amended, the terms of the Platinum Trust Deed and the Lock-up Letter (as defined below) (a) to acquire additional securities of ArcelorMittal, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of ArcelorMittal owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: ArcelorMittal’s business and prospects; other developments concerning ArcelorMittal and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the ArcelorMittal Shares.

Other than as disclosed in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in any of the events set forth in items (a) through (j) of Item 4 of Schedule 13D.

 Item 5. Interest in Securities of the Issuer.

(a) Lumen is the direct beneficial owner of 557,237,096 ArcelorMittal Shares, representing 34.4% of the ArcelorMittal Shares outstanding.

Nuavam is the direct beneficial owner of 112,338,263 ArcelorMittal Shares, representing 6.8% of the ArcelorMittal Shares outstanding.

Grandel is the indirect beneficial owner of 669,575,359 ArcelorMittal Shares, representing 40.1% of the ArcelorMittal Shares, by virtue of its 100% indirect ownership of Lumen and Nuavam.

The Trustee is the indirect beneficial owner of 669,575,359 ArcelorMittal Shares, representing 40.1% of the ArcelorMittal Shares, by virtue of its beneficial ownership of 70% of the Class A voting shares of Grandel, as discussed in greater detail in Item 4 above.

Mr. Mittal is the direct owner of 301,600 ArcelorMittal Shares and holds options to acquire an additional 417,666 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, Mr. Mittal holds voting rights over 200 restricted ArcelorMittal shares purchased through the ArcelorMittal Employee Share Purchase Plan.  Additionally, under the terms of the Platinum Trust Deed, Mr. Mittal shares with Mrs. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel and accordingly Mr. Mittal is the beneficial owner of 670,294,825 ArcelorMittal Shares in total, representing 40.2% of the ArcelorMittal Shares outstanding.

Mrs. Mittal is the direct owner of 45,000 ArcelorMittal Shares representing less than 0.1% of the ArcelorMittal Shares outstanding.  Additionally, under the terms of the Platinum Trust Deed, Mrs. Mittal shares with Mr. Mittal and the Trustee beneficial ownership of 70% of the Class A voting shares of Grandel and accordingly Mrs. Mittal is the beneficial owner of 669,620,359 ArcelorMittal Shares in total, representing 40.1% of the ArcelorMittal Shares outstanding.

Aditya Mittal is the direct owner of 76,180 ArcelorMittal Shares, holds options to acquire an additional 324,134 ArcelorMittal Shares, and furthermore holds voting rights over 200 restricted ArcelorMittal Shares purchased through the ArcelorMittal Employee Share Purchase Plan. Together, the foregoing shares represent less than 0.1% of the ArcelorMittal Shares outstanding.

Vanisha Mittal Bhatia is the direct owner of 15,000 ArcelorMittal Shares, representing less than 0.1% of the ArcelorMittal Shares outstanding.

The calculation of the beneficial ownership information set forth in Items 5(a) and 5(b) (i) is based on 1,560,914,610 ArcelorMittal Shares issued on December 31, 2012 of which 11,807,462 were held by the Company as treasury stock, resulting in a balance of 1,549,107,148 ArcelorMittal Shares outstanding as of such date and (ii) reflects the expected issuance of 104,477,612 ArcelorMittal Shares in the Share Offering, including the 17,910,448 ArcelorMittal Shares issued to Lumen. For purposes of computing the foregoing, the Reporting Persons have computed the number of ArcelorMittal Shares into which the Convertible Notes could be converted on the basis of the ratio applicable to the conversion of the Acquired Convertible Notes on the issue date at the option of the holder, i.e. $20.94 per ArcelorMittal Share. Given that the conversion of the Convertible Notes at the option of the holder is not expected to occur in any material respect in the near term, these figures reflect the assumption that no ArcelorMittal Shares are lent by Lumen pursuant to the Share Lending Agreement (as defined in Item 6 below).

 (b) Lumen has the power to vote or to direct the vote or dispose or direct the disposition of 557,237,096 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel, by virtue of their indirect beneficial ownership of Lumen. Accordingly, Lumen shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 557,237,096 ArcelorMittal Shares, representing 33.4% of the ArcelorMittal Shares outstanding.

Nuavam has the power to vote or to direct the vote or dispose or direct the disposition of 112,338,263 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel. Accordingly, Nuavam shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 112,338,263 ArcelorMittal Shares, representing 6.8% of the ArcelorMittal Shares outstanding.

Grandel has the power to vote or to direct the vote or dispose or direct the disposition of 669,575,359 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal and the Trustee, by virtue of the Trustee’s ownership of 70% of the Grandel voting shares and the terms of the Platinum Trust Deed, as well as with Lumen and Nuavam as described in the preceding two paragraphs. Accordingly, Grandel shares the power to vote or to direct the vote or dispose or direct the disposition of 669,575,359 ArcelorMittal Shares, representing 40.1% of the ArcelorMittal Shares outstanding.

The Trustee (subject to its obligations under the Platinum Trust Deed and its obligations as a fiduciary under applicable law) has the power to vote or to direct the vote or dispose or direct the disposition of 669,575,359 ArcelorMittal Shares, which it shares with Mr. Mittal and Mrs. Mittal by virtue of their shared beneficial ownership (as such term is defined under Rule 13d-3 under the Act) of 70% of the Class A voting shares in Grandel, as well as with Lumen, Nuavam and Grandel as described in the preceding three paragraphs. Accordingly, the Trustee shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 669,575,359 ArcelorMittal Shares, representing 40.1% of the ArcelorMittal Shares outstanding.

Mr. Mittal has the sole power to vote or to direct the vote of the 301,800 ArcelorMittal Shares that he owns directly. Of these shares, Mr. Mittal has the sole power to dispose or direct the disposition of all but 200 ArcelorMittal Shares, which are subject to the restrictions of the Company’s Employee Stock Purchase Plan. Mr. Mittal would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 417,666 ArcelorMittal Shares that are the subject of the options he holds, assuming exercise of such options. Together, these  represent less than 0.1% of the ArcelorMittal Shares outstanding.  Mr. Mittal, Mrs. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third  paragraph of Item 5(b). Accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of  669,575,359 ArcelorMittal Shares beneficially owned by him, representing 40.1% of the ArcelorMittal Shares outstanding.  See Item 6 below regarding Mr. Mittal’s and Mrs. Mittal’s shared beneficial ownership of 70% of the Class A voting shares of Grandel with the Trustee.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 45,000 ArcelorMittal Shares that she owns directly representing less than 0.1% of the ArcelorMittal Shares outstanding.  Mrs. Mittal, Mr. Mittal and the Trustee also share beneficial ownership of 70% of the Class A voting shares of Grandel, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the third  paragraph of Item 5(b). Accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of  669,575,359 ArcelorMittal Shares beneficially owned by her, representing 40.1% of the ArcelorMittal Shares outstanding.

Aditya Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 76,180 ArcelorMittal Shares that he owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 324,134 ArcelorMittal Shares that are the subject of the options he holds, assuming exercise of such options. Furthermore, Aditya Mittal has the sole power to vote or direct the vote of 200 restricted ArcelorMittal Shares purchased through the ArcelorMittal Employee Share Purchase Plan. Together, the foregoing shares represent less than 0.1% of the ArcelorMittal Shares outstanding.

Vanisha Mittal Bhatia has the sole power to vote or to direct the vote or dispose or direct the disposition of the 15,000 ArcelorMittal Shares that she owns directly, representing less than 0.1% of the ArcelorMittal Shares outstanding.

(c) Except as disclosed in this Statement, to the knowledge of the Reporting Persons, none of the persons named in Item 2 has effected any transaction in the ArcelorMittal Shares during the past 60 days.

(d) The share capital of Grandel consists of Class A voting shares and Class B non-voting, economic shares.  The non-voting Class B shares of Grandel entitle the holders thereof to economic rights in Grandel, with limited voting rights.  Currently the Class B shares are held directly or indirectly by a series of four trusts, the beneficiaries of which are Mr. and Mrs. Mittal and/or certain of their family members.  The holders of the Class B shares of Grandel would receive any dividends paid by Grandel, which dividends may include dividends paid by ArcelorMittal to Lumen and Nuavam or proceeds of the sales by such entities of ArcelorMittal Shares. Grandel and  its wholly-owned subsidiaries have implemented a dividend policy providing for distribution of net income and proceeds of sales of assets, subject to certain limitations.

To the best knowledge of the Reporting Persons, or as otherwise disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from the ArcelorMittal Shares beneficially owned by the Reporting Persons.

(e) International ceased to be the beneficial owner of more than five percent of the ArcelorMittal Shares on August 5, 2011 by virtue of the transactions described in Item 2 above.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

As disclosed in Item 4, Lumen has agreed to acquire $300 million in principal amount of the Convertible Notes. Set forth below is a summary of some of the terms and conditions of the Convertible Notes.

On January 15, 2016 (the “Maturity Date”), unless previously converted or purchased and canceled, the Convertible Notes will be mandatorily converted into between 14,326,648 ArcelorMittal Shares and 17,910,448 ArcelorMittal Shares, subject to adjustments set forth in the preliminary prospectus supplement prepared by the Company in connection with the offering of the Convertible Notes.   The maximum conversion price for the Convertible Notes will initially be $20.94 per ArcelorMittal Shares and the minimum conversion price will initially be $16.75 per ArcelorMittal Share (as further described in the terms and conditions of the Convertible Notes).  During the Conversion Period beginning on and including the issue date to, and including, the 25th trading day prior to the Maturity Date (as defined in, and subject to, the terms and conditions of the notes), a holder may elect to convert its Convertible Notes, in whole or in part, at the maximum conversion price set forth above, together with a cash payment in respect of accrued and unpaid interest.  During the Conversion Period, ArcelorMittal may elect to cause the conversion of the Convertible Notes in whole but not in part, at the minimum conversion price set forth above, together with a cash payment in respect of accrued and unpaid interest. Certain other events give rise either to either a mandatory conversion of the Convertible Notes or a right for a holder to convert the Convertible Notes at conversion prices different than those set forth above.

The foregoing summary of the terms and conditions of the Convertible Notes is qualified by reference to the full text of the description of the notes set forth in the preliminary prospectus supplement and pricing term sheet prepared by ArcelorMittal in connection with the offering of the Convertible Notes, copies of which are included as Exhibits 8 and 9 to this Statement and which are incorporated herein by reference.

Lock-Up Letter and Share Lending Agreement

As discussed in Item 4 above, on January 9, 2013, the Company entered into an underwriting agreement in connection with the Convertible Notes. The underwriting agreement for the Convertible Notes provided as a closing condition that Lumen and Nuavam each execute a lock-up letter (the “Lock-up Letter”) whereby they would each agree not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, any ArcelorMittal Shares, the Acquired Convertible Notes or other securities exchangeable for or convertible into ArcelorMittal Shares owned by them for a period of at least 180 days from the January 9, 2013, subject to certain limited exceptions or the prior written consent of the representatives.

In connection with the Share Offering and the offering of the Convertible Notes, Lumen also entered into a share lending agreement with the Company, dated January 9, 2013, pursuant to which Lumen agreed to make available for borrowing by the Company up to a maximum amount of 48.9 million ArcelorMittal Shares in exchange for a loan fee of $0.00046 per lent ArcelorMittal Share, accruing daily from and including the date on which the loaned ArcelorMittal Shares are delivered to the borrower to, but excluding, the date of return of the borrowed ArcelorMittal Shares (the “Share Lending Agreement”). Under the Share Lending Agreement, deliveries of the loaned shares by Lumen occur on the dates an equal number of ArcelorMittal Shares are required to be delivered by the Company pursuant to the terms of the Convertible Notes. The Company may terminate all or any portion of any loan made under the Share Lending Agreement at any time by delivering the number of loaned ArcelorMittal Shares to Lumen. In addition, all outstanding loans will terminate on the date which is three business days after the date on which a general meeting of the shareholders of the Company has approved a resolution approving sufficient authorized share capital to allow the return to Lumen of all borrowed shares (with a number of ArcelorMittal Shares equal in number to the loaned shares to be returned within five business days of such termination date). Under the Share Lending Agreement, Lumen will have no rights (including voting or disposition rights) with respect to any ArcelorMittal Shares that have been loaned to the Company and not yet returned to Lumen. In determining how to satisfy its obligations to deliver ArcelorMittal Shares pursuant to the terms of the Convertible Notes, the Company is required to give preference to the use of ArcelorMittal Shares authorized but unissued by it over the borrowing of ArcelorMittal Shares under the Share Lending Agreement.

The foregoing summaries of the terms of the Lock-up Letter and the Share Lending Agreement are qualified in their entirety by reference to the full text of the Lock-Up Letter and the Share Lending Agreement, copies of which are included as Exhibits 10 and 11 to this Statement and which are incorporated herein by reference.

Memorandum of Understanding

On June 25, 2006, Mr. Mittal, Mrs. Mittal, International and Mittal Investments S.à r.l., a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“Mittal Investments”) and a former shareholder in the Company, entered into a Memorandum of Understanding (the “MOU”) with Mittal Steel and Arcelor S.A., a société anonyme incorporated under the laws of Luxembourg (“Arcelor”) in connection with Mittal Steel’s outstanding tender offer for Arcelor’s outstanding equity securities (the “Offer”), pursuant to which Mr. Mittal, Mrs. Mittal, International and Mittal Investments agreed to certain undertakings regarding the governance of the combined Mittal Steel / Arcelor group and certain related matters.  (Lumen agreed to be bound by the undertakings applicable to Mittal Investments under the MOU upon Lumen becoming an indirect shareholder in ArcelorMittal, and International’s undertakings were transferred to Nuavam following the absorption of International into Nuavam by way of a merger without liquidation.) Certain provisions of the MOU relating to corporate governance were incorporated into the Articles of Association of the Company at the extraordinary general meeting of shareholders on November 5, 2007.  The following summarizes certain provisions of the MOU that remain in effect at the date of the Statement.

The parties agreed that any transaction between the Company (including any of its subsidiaries) and its directors or any of its affiliates will be conducted on an arms’ length basis and, if material, require approval of the independent directors. The Company’s Board of Directors will be entitled to request the assistance of expert advisers, as it deems necessary and appropriate from time to time in connection with any key strategic decision.

            Mr. and Mrs. Mittal (collectively, the “Significant shareholder”) agreed not to acquire, directly or indirectly, ownership or control of an amount of shares in the capital stock of the Company exceeding the percentage of shares in the Company that it owned or controlled following completion of the Offer, subsequent offer and compulsory buy-out, except with the prior written consent of a majority of the independent directors on the Company’s Board of Directors. Any shares acquired in violation of this restriction will be deprived of voting rights and shall be promptly sold by the Significant shareholder.

Notwithstanding the above, if (and whenever) the Significant shareholder holds, directly and indirectly, less than 45% of the then-issued Company shares, the Significant shareholder may purchase (in the open market or otherwise) Company shares up to such 45% limit. In addition, the Significant shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above, if such ownership results from (a) subscription for shares or rights in proportion to its existing shareholding in the Company where other shareholders have not exercised the entirety of their rights or (b) any passive crossing of this threshold resulting from a reduction of the number of Company shares (e.g., through self-tender offers or share buy-backs) if, in respect of (b) only, the decisions to implement such measures were taken at a shareholders’ meeting in which the Significant shareholder did not vote or by the Company’s Board of Directors with a majority of independent directors voting in favor.

            Once the Significant shareholder exceeds (i) the percentage of shares in the Company owned or controlled by the Significant shareholder following completion of the Offer, subsequent offer and compulsory buy-out or (ii) the 45% limit, as the case may be, as a consequence of any corporate event set forth in (a) or (b) above, it shall not be permitted to increase the percentage of shares it owns or controls in any way except as a result of subsequent occurrences of the corporate events described in (a) or (b) above, or with the prior written consent of a majority of the independent directors on the Company’s Board of Directors.

Finally, the Significant shareholder is also permitted to own and vote shares in excess of (i) the percentage of shares in the Company owned or controlled by the Significant shareholder following completion of the Offer, subsequent offer and compulsory buy-out or (ii) the 45% limit mentioned above if it acquires the excess shares in the context of a takeover bid by a third party and (a) a majority of the independent directors of the Company’s Board of Directors consents in writing to such acquisition by the Significant shareholder or (b) the Significant shareholder acquires such shares in an offer for all of the shares of the Company.

For so long as the Significant shareholder holds at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or Group Management Board, the Significant shareholder and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for PT. Ispat Indo.

The foregoing summary of the terms of the MOU should be read in conjunction with the full text of the MOU and the summary of the amendments thereto, copies of which are included as Exhibit 4 and Exhibit 5, respectively, to this Statement and which are incorporated herein by reference.

Shareholder’s Agreement

A shareholder’s and registration rights agreement was entered into as of August 13, 1997 by the Company (through its predecessor, Ispat International N.V.), LNM Holdings S.L. (subsequently renamed Ispat International Investments, S.L.), and Mr. Mittal (the “Shareholder’s Agreement”). The Shareholder’s Agreement contains provisions relating to demand registration rights, piggy-back rights and lockups, among others. International’s undertakings were transferred to Nuavam following the absorption of International into Nuavam by way of a merger without liquidation.

The foregoing summary of the terms of the Shareholder’s Agreement is qualified in its entirety by reference to the full text of the Shareholder’s Agreement, a copy of which is included as Exhibit 3 to this Statement and is incorporated herein by reference.

The Platinum Trust Deed

Mr. Mittal, Mrs. Mittal and the Trustee executed the Platinum Trust Deed establishing the Platinum Trust on June 18, 2010 and on June 21, 2010 contributed 70% of the Class A voting shares of Grandel to the Platinum Trust.  Mr. and Mrs. Mittal and their two children are the beneficiaries under the Platinum Trust Deed.

Under applicable law, a trust is a legally binding arrangement whereby a person or persons (in this case Mr. and Mrs. Mittal) transfer(s) assets to a trustee (in this case the Trustee), to be held in trust for the benefit of the trust’s beneficiaries.  The Trustee has a fiduciary responsibility to the trust beneficiaries. The Trustee is as a matter of law bound to administer the assets in the trust for the benefit of the beneficiaries alone.

Pursuant to the terms of the Platinum Trust Deed, Mr. Mittal is appointed as the initial “protector” of the trust.  Certain actions specified in the Platinum Trust Deed, including disposing of any assets held in the Platinum Trust or any asset held by corporate bodies of which the equity interests are held as part of the Platinum Trust or subsidiaries of such companies, require Mr. Mittal’s prior or simultaneous consent. For example, the Trustee cannot cause the disposition of ArcelorMittal Shares without the prior or simultaneous consent of Mr. Mittal.  As the protector, Mr. Mittal also has the ability to dismiss the Trustee and appoint a new trustee at any time, with or without cause. Such dismissal and appointment requires the approval of Mrs. Mittal during her lifetime.  In light of their ability to dismiss the Trustee and appoint a new trustee at any time, with or without cause, and their other rights under the Platinum Trust Deed, pursuant to Rule 13d-3 under the Act each of Mr. Mittal and Mrs. Mittal are deemed to be the beneficial owners of the shares of Grandel held by the Trustee in trust under the Platinum Trust Deed, and therefore are also deemed to be beneficial owners of the ArcelorMittal Shares owned indirectly by Grandel through its subsidiaries Lumen and Nuavam.

The foregoing summary of the terms of the Platinum Trust Deed is qualified by reference to the full text of the Platinum Trust Deed, a copy of which is included as Exhibit 6 to this Statement and is incorporated herein by reference.

Additionally, HSBC Trustee (C.I.) Limited, as trustee of the Silver Trust (and solely in that capacity), owns 30% of the Class A voting shares of Grandel.  Such shares were contributed by Mr. and Mrs. Mittal to be held in trust in the Silver Trust contemporaneously with their contribution of 70% of the Grandel Class A voting shares to the Platinum Trust as described above. Mr. Mittal, Mrs. Mittal and their two children are the beneficiaries of the Silver Trust.  The terms of the trust deed for the Silver Trust are substantially the same as the terms of the Platinum Trust Deed.

Articles of Association of Grandel

The non-voting Class B shares of Grandel entitle the holders thereof to economic rights in Grandel, with limited voting rights.  Currently the Class B shares are held directly or indirectly by a series of four trusts, the beneficiaries of which are Mr. and Mrs. Mittal and/or certain of their family members.  The holders of the Class B shares of Grandel would receive any dividends paid by Grandel in accordance with the dividend policies implemented in the organizational documents of Grandel and its subsidiaries, which dividends may include the pass-through of dividends paid by ArcelorMittal to Lumen and Nuavam or proceeds of the sales by such entities of ArcelorMittal Shares.  The limited voting rights of holders of Class B shares include the right to appoint two representatives, who have a consent right with respect to the granting of certain liens over any interest held in Grandel’s subsidiaries and/or ArcelorMittal.

The foregoing summary of the terms of the Articles of Incorporation of Grandel is qualified in its entirety by reference to the full text of the Articles of Incorporation of Grandel, a copy of which is included as Exhibit 7 to this Statement and is incorporated herein by reference.

To the knowledge of the Reporting Persons, except as specified in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between the persons named in Item 2 and any person with respect to any securities of ArcelorMittal, including but not limited to transfer or voting of any of the securities of ArcelorMittal, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of ArcelorMittal.

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1
Joint Filing Agreement, dated as of January 11, 2013, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Lumen Investments S.à r.l., Grandel Limited, Nuavam Investments S.à r.l. and HSBC Trustee (C.I.) Limited (filed herewith)

2*	Acquisition Agreement, dated as of October 24, 2004, between Ispat International N.V. and Richmond Investment Holdings Limited.

3*	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.

4**
Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à r.l. and ISPAT International Investments S.L.

5***	Form 6-K of ArcelorMittal, dated April 17, 2008, describing certain amendments to the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor.

6****	Platinum Settlement Trust Deed among Lakshmi N. Mittal and Usha Mittal as the settlors and HSBC Trustee (C.I.) Limited as trustee, dated June 18, 2010

7****	Articles of Association of Grandel Limited

8*****	Preliminary Prospectus Supplement of ArcelorMittal, dated January 9, 2013

9******	Free Writing Prospectus with Final Pricing Term Sheet of ArcelorMittal, dated January 9, 2013

10	Lock-up Letter of Nuavam Investments S.à r.l. and Lumen Investments S.à r.l., dated January 9, 2013 (filed herewith)

11	Share Lending Agreement between Lumen Investments S.à.r.l. and ArcelorMittal, dated January 9, 2013 (filed herewith)

*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.

**	Incorporated by reference to Exhibit 99.1 of Mittal Steel Company N.V.’s Form 6-K furnished to the Commission on June 29, 2006.

***	Incorporated by reference to Form 6-K of ArcelorMittal furnished to the Commission on April 17, 2008.

****	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No.6) filed with the Commission on June 21, 2010.

*****	Incorporated by reference to the SEC filing pursuant to Securities Act Rule 424(b)(2) by the Company on January 9, 2013.

******	Previously filed as a free writing prospectus with the Commission on January 9, 2013.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 11, 2013

/s/ Lakshmi N. Mittal
Lakshmi N. Mittal

/s/ Usha Mittal
Usha Mittal

HSBC TRUSTEE (C.I.) LIMITED

By:	/s/ Anthony Hind and Stephen Le Seelleur
Name: Anthony Hind and Stephen Le Seelleur
Title: Authorized Signatories

GRANDEL LIMITED

By:	/s/ Michael Castiel
Name: Michael Castiel
Title: Director

LUMEN INVESTMENTS S.À R.L.

By:	/s/ Georges Scheuer and David Catala
Name: Georges Scheuer and David Catala
Title: Managers A

NUAVAM INVESTMENTS S.À R.L.

By:	/s/ Georges Scheuer and David Catala
Name: Georges Scheuer and David Catala
Title: Managers A

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING HSBC TRUSTEES (C.I.) LIMITED

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Jacquelyn Karen Marsh	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Trust Director	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British
Stephen John Le Seelleur	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Trust Director	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British
Kulvinder Singh	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Head of GWS Offshore Islands	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British
Ursula Elliott	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Director	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British
Stephen Skelly	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Head of Europe, GWS	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British
Robert Charles Benest	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Director	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British
Anthony Christopher Hind	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Director	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British
Philip Salazar	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Director	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING GRANDEL LIMITED

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Cheam Directors Limited	57/63 Line Wall Road, Gibraltar	Corporate Director	Line Management Services Limited, Corporate Management, 57/63 Line Wall Road, Gibraltar	Gibraltar
Stawell Services Limited	57/63 Line Wall Road, Gibraltar	Corporate Director	Line Management Services Limited, Corporate Management, 57/63 Line Wall Road, Gibraltar	Gibraltar
Stawell Investments Limited	57/63 Line Wall Road, Gibraltar	Corporate Director	Line Management Services Limited, Corporate Management, 57/63 Line Wall Road, Gibraltar	Gibraltar
Michael Castiel	57/63 Line Wall Road, Gibraltar	Lawyer (Partner)	Hassans, International Law Firm, 57/63 Line Wall Road, Gibraltar	British
Desmond Roger Reoch	57/63 Line Wall Road, Gibraltar	Corporate Management (Consultant)	Line Management Services Limited, Corporate Management, 57/63 Line Wall Road, Gibraltar	British

SCHEDULE C

ADDITIONAL INFORMATION CONCERNING LUMEN INVESTMENTS S.À R.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Eric MAGRINI	65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg Luxembourg	Employee Managing Director	Intertrust (Luxembourg) S.A., Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg	France
David CATALA	65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg Luxembourg	Employee Team Manager	Intertrust (Luxembourg) S.A., Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg	Belgium
Pierre CLAUDEL	65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg Luxembourg	Employee Senior Relationship Manager	Intertrust (Luxembourg) S.A., Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg	France
Jean-Christophe DAUPHIN	65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg Luxembourg	Employee Team Manager	Intertrust (Luxembourg) S.A., Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg	France
Aditya MITTAL	Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Chief Financial Officer	ArcelorMittal 19 Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg	India
Vanisha MITTAL BHATIA	Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Director	ArcelorMittal 19 Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg	India
Georges SCHEUER	65, boulevard Grande - Duchesse Charlotte L-1331 Luxembourg Luxembourg	Employee Deputy Team Manager	Intertrust (Luxembourg) S.A., Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg	Luxembourg

SCHEDULE D

ADDITIONAL INFORMATION CONCERNING NUAVAM INVESTMENTS S.À R.L.
S.À R.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Eric MAGRINI	65, boulevard Grande Duchesse Charlotte, L-1331 Luxembourg, Luxembourg	Employee Managing Director	Intertrust (Luxg) SA Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg, Luxembourg	France
David CATALA	65, boulevard Grande Duchesse Charlotte, L-1331 Luxembourg, Luxembourg	Employee Team Manager	Intertrust (Luxg) SA Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg, Luxembourg	Belgium
Georges SCHEUER	65, boulevard Grande Duchesse Charlotte, L-1331 Luxembourg, Luxembourg	Employee Team Manager	Intertrust (Luxg) SA Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg, Luxembourg	Luxembourg
Jean-Christophe DAUPHIN	65, boulevard Grande Duchesse Charlotte, L-1331 Luxembourg, Luxembourg	Employee Director	Intertrust (Luxg) SA Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg, Luxembourg	France
Pierre CLAUDEL	65, boulevard Grande Duchesse Charlotte, L-1331 Luxembourg, Luxembourg	Employee Deputy Team Manager	Intertrust (Luxg) SA Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg, Luxembourg	France
Aditya MITTAL	Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Chief Financial Officer	ArcelorMittal 19 Avenue de la Liberté L-2930 Luxembourg, Grand Duchy of Luxembourg	India
Vanisha MITTAL BHATIA	Berkeley Square House, Berkeley Square London W1J 6DA United Kingdom	Director	ArcelorMittal 19 Avenue de la Liberté L-2930 Luxembourg, Grand Duchy of Luxembourg	India